No Act

ACT ICA
SECTION 12(d)(3) 17(a)
RULE 2a-7
PUBLIC AVAILABILITY March 7, 2008



DIVISION OF INVESTMENT MANAGEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 29, 2008

Tim W. Levin, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103


THOMSON
FINANCIAL

Re: SEI Daily Income Trust—Prime Obligation Fund (File No. 811-03451)

Dear Mr. Levin:

In November 2007, SEI Daily Income Trust (the "Trust") on behalf of the Prime Obligation Fund (the "Fund") and SEI Investments Company (the "Affiliate") entered into a capital support agreement (the "November Agreement"). The November Agreement obligates the Affiliate to make a cash contribution to the Fund sufficient to restore the Fund's net asset value ("NAV") to a specified minimum permissible NAV. The maximum contribution amount the Affiliate is obligated to make under the November Agreement is $126 million. The November Agreement was entered into after the staff of the Division of Investment Management informed the Trust and the Affiliate on November 8, 2007, that it would not recommend enforcement action to the Commission if the arrangement was effected.[1]

The Affiliate's obligations under the November Agreement are guaranteed by a letter of credit for the benefit of the Fund issued by a bank that has received the highest short-term credit rating from the Requisite NRSROs as that term is defined in rule 2a-7 under the Investment Company Act of 1940 (the "Act"). As a result, if deemed to be a security, the November Agreement is a First Tier Security as that term is defined in rule 2a-7 under the Act.

The Affiliate and the Trust now seek to amend the November Agreement to increase the maximum contribution amount from $126 million to $150 million ("Amended Agreement"). The parties also would increase the letter of credit from $126 million to $144 million. Because $6 million of the increased amount would not be covered by the letter of credit, the Affiliate also would maintain, for the benefit of the Fund, $6 million in cash or cash equivalent securities in a

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[1] *See* SEI Daily Income Trust—Prime Obligation Fund, SEC Staff No-Action Letter (Nov. 8, 2007).



segregated account. The segregated account would support the obligations of the Affiliate to the Fund to the extent they exceed the amount guaranteed by the letter of credit.

You represent that:

(i) the bank at which the segregated account would be maintained would be a qualified custodian under Section 17 of the Act;

(ii) the segregated account may be reduced during the term of the Amended Agreement only to the extent that the Affiliate has made a capital contribution to the Fund;

(iii) the Affiliate will have written, pre-approved Automated Clearing House (ACH) transfer instructions upon the effectiveness of the Amended Agreement that permit the Fund to withdraw funds upon the occurrence of a capital contribution event as specified in the November agreement, and

(iv) the Fund will withdraw funds from the segregated account or draw upon the letter of credit (at the option of the Fund) if the Affiliate fails to make a capital contribution when due under the Amended Agreement.

Your letter of February 13, 2008 requests our assurance that we would not recommend that the Commission take any enforcement action under Sections 12(d)(3),[2] 17(a)(1)[3] and 17(d)[4] of Act if the Trust and the Affiliate amend the November Agreement as summarized above and more fully explained in your letter. On the basis of the facts and representations in your letter, we will not recommend enforcement action under Sections 12(d)(3), 17(a)(1) and 17(d) of the

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[2] Section 12(d)(3) generally makes it unlawful for any registered investment company to acquire any security issued by, or any interest in the business of, any broker-dealer, any person engaged in the business of underwriting, or an investment adviser of an investment company, or an investment adviser registered under the Investment Advisers Act of 1940.

[3] Section 17(a)(1) generally makes it unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.

[4] Section 17(d) generally makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal to effect any transaction in which the registered investment company is a joint or joint and several participant with such person in contravention of rules and regulations adopted by the Commission.

Act if the Fund and the Affiliate enter into the Amended Agreement.[5] You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[6]

Very truly yours,



Dalia Osman Blass
Senior Counsel

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5 This letter confirms oral no-action relief provided by the undersigned to Timothy W. Levin on February 13, 2008.

6 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997), n. 20. In light of the very fact-specific nature of the Trust's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Tel: 215.963.5000
Fax: 215.963.5001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Timothy W. Levin
215.963.5037
tlevin@morganlewis.com

February 13, 2008

Investment Company Act of 1940—
Sections 12(d)(3), 17(a)(1), and 17(d)

Mr. Robert E. Plaze
Associate Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: SEI Daily Income Trust – Prime Obligation Fund

Dear Mr. Plaze:

We are writing on behalf of SEI Investments Company (the "Affiliate"), an affiliated person of SEI Daily Income Trust (the "Trust") with respect to its Prime Obligation Fund (the "Fund"). We seek assurance from the staff of the Division of Investment Management ("Division") that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Sections 12(d)(3), 17(a)(1) or 17(d) of the Investment Company Act of 1940 ("1940 Act"), or the rules thereunder, if the Fund and the Affiliate amend the arrangements previously considered by the Division in a no-action letter dated November 8, 2007 (the "Initial Letter"), as described below.

The Trust is registered with the Commission under the 1940 Act as an open-end management investment company. The Fund is a money market fund and seeks to maintain a stable net asset value per share of $1.00 using the amortized cost method of valuation in valuing its portfolio securities in reliance on Rule 2a-7 under the 1940 Act. SEI Investments Management Corporation, which is a direct, wholly-owned subsidiary of the Affiliate, is the Fund's investment adviser. Columbia Management, a subsidiary of Bank of America Corporation, is the sub-adviser to the Fund.

The Current Capital Support Agreement.

As described in the Initial Letter, the Fund holds Notes (collectively, the "Notes") issued by certain issuers that are identified on Schedule A of the Agreement (defined below) (each, an "Issuer"). In order to limit the potential losses that the Fund may incur upon the ultimate disposition of the Notes, the Affiliate has entered into a Capital Support Agreement (the "Agreement"),[1] at no cost to the Fund, that would prevent any losses realized on the Notes

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1 Capitalized terms used herein and not otherwise defined have the meaning given to them in the Agreement and the Amendment (defined below), as applicable.

(collectively with any notes received in exchange for the Notes that do not qualify as "Eligible Securities" under Rule 2a-7, "Eligible Notes") from causing the Fund's market based net asset value per share ("NAV") to fall below the Minimum Permissible NAV specified in the Agreement. Generally, upon a sale or other ultimate disposition of an Eligible Note, the Agreement obligates the Affiliate to make a cash contribution to the Fund (in an amount up to $126,000,000, which is the maximum amount specified in the Agreement) sufficient to restore the Fund's NAV to the Minimum Permissible NAV. The Affiliate would not obtain any shares or other consideration from the Fund for its contribution; and the Fund would agree to retain the contribution and not to include it in any dividends or distributions. The Affiliate's obligations under the Agreement (*i.e.*, $126,000,000) are guaranteed by a Letter of Credit issued at the expense of the Affiliate by a bank having a First Tier credit rating for the benefit of the Fund (the "Letter of Credit Provider"). Under the Agreement, the Fund will draw on the Letter of Credit in the event that the Affiliate fails to make a cash contribution when due under the Agreement.

The Agreement further provides that any securities received in exchange for the Notes that qualify as Eligible Securities under Rule 2a-7 (or any Notes that qualify again as Eligible Securities) will not be subject to the Agreement. The Agreement obligates the Fund to sell the Eligible Notes (i) promptly following any change in the Letter of Credit Provider's short term credit ratings such that the Letter of Credit Provider's obligations no longer qualify as First Tier Securities as defined in paragraph (a)(12) of Rule 2a-7, or (ii) on the business day immediately prior to November 6, 2008; provided that, the Fund shall not be required to complete any such sale if the amount the Fund expects to receive would not result in the payment of a Capital Contribution, or, with respect to an event described in (i) above, if the Support Provider substitutes an obligation or credit support that satisfies the requirement of a First Tier Security within fifteen (15) calendar days from the occurrence of such event and, during such 15 day period, the Letter of Credit Provider's obligations continue to qualify as Second Tier Securities under paragraph (a)(22) of Rule 2a-7. The Agreement will terminate upon the occurrence of any change in the Letter of Credit Provider's short-term credit ratings such that the Letter of Credit Provider's obligations no longer qualify as First Tier Securities as defined in paragraph (a)(12) of Rule 2a-7, unless the Support Provider satisfies the terms of the agreement permitting arrangements for a substitute obligation or credit support within 15 days. Termination of the Agreement does not relieve (i) the Fund of its obligation to sell the Eligible Notes, to the extent that such a sale is required by the Agreement; or (ii) the Affiliate of its obligation to make a Capital Contribution to the Fund following such a sale, to the extent that such sale would give rise to a Contribution Event.

Proposed Amendments to the Capital Support Agreement.

The Affiliate and the Trust propose to amend the Agreement by executing an Amendment No. 1 to the Capital Support Agreement (the "Amendment") in the form that we have provided to you. The Amendment would (i) increase the Maximum Contribution Amount under the Agreement from $126,000,000 to $150,000,000; and (ii) increase the amount of the Letter of Credit from $126,000,000 to $144,000,000.

In addition, because the amount of the Letter of Credit would be $6,000,000 less than the Maximum Contribution Amount under the Agreement, as amended, the Amendment would obligate the Affiliate to place and maintain $6,000,000 in cash or cash equivalent securities in a Segregated Account. The Segregated Account would be established by the Affiliate and maintained at a bank that is a qualified custodian under Section 17 of the 1940 Act for the benefit of the Fund. The amount placed in the Segregated Account, which may be an interest-bearing account and/or which account's assets may be invested into money market investments, may be reduced during the term of the Agreement only to the extent that the Affiliate has made a Capital

Contribution to the Fund. The purpose of the Segregated Account is to provide assurance that, at all times during the term of the Agreement that the remaining amount payable under the Agreement exceeds the amount that can be drawn on the Letter of Credit, the obligations of the Affiliate are supported by designated cash or cash equivalents set aside for the benefit of the Fund. In the event that the Fund is required to draw funds from the Segregated Account in order to receive payment owed under the Agreement, the Fund would effect such withdrawal by initiating an ACH transfer from the Segregated Account. The Affiliate will have pre-approved such ACH transfer in writing upon the effectiveness of the Amendment so that no further action by the Affiliate will be necessary in order for the Fund to make the necessary withdrawal(s). We believe that the establishment of the Segregated Account as described above is reasonably designed to minimize the exposure of the Fund to risk of default by the Affiliate under the Agreement.[2]

Need for No-Action Relief.

The Affiliate is an "affiliated person" or an "affiliated person of an affiliated person" of the Fund under Section 2(a)(3) of the 1940 Act because it is the parent company of the investment adviser to the Fund. The entry into the Agreement and the Amendment may be subject to Section 17(a)(1) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) acting as principal knowingly to sell any security or other property to the investment company. The proposed arrangement may also fall within Section 17(d) of the 1940 Act, which makes it unlawful for any affiliated person (or any affiliated person of such person) of a registered investment company to effect any transaction in which such registered investment company is a joint, or joint and several participant, with such person in contravention of rules adopted by the Commission.

The Affiliate's operations include subsidiaries that act as broker/dealers and investment advisers registered with the Commission. The entry into the Agreement and the Amendment may be, therefore, subject to Section 12(d)(3) of the 1940 Act, which makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who acts as a broker, dealer or registered investment adviser. The Fund could not rely upon the exemption provided under Rule 12d3-1 because the exemption does not extend to affiliated persons of the Fund's investment adviser.

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2 We note that the Agreement may be deemed to be a "security" within the meaning of Section 2(a)(36) of the 1940 Act. If deemed to be a security, we believe that the Agreement would be an "Eligible Security" because (i) $144 million of the obligation under the Agreement (96%) is supported by the Letter of Credit, which is the equivalent of a "Guarantee" that is a "First Tier Security" with respect to the Agreement (as such terms are defined under Rule 2a-7 under the 1940 Act); and (ii) the remaining $6 million of the obligation under the Agreement (4%) is supported by dedicated cash held in the Segregated Account to which the Fund has immediate and automatic access. We further note that the Fund's investment adviser, pursuant to delegated authority, has determined that the Agreement presents minimal credit risks in accordance with Rule 2a-7(c)(3)(i).

Morgan Lewis
COUNSELORS AT LAW

On behalf of the Fund and the Affiliate, we hereby request that the Division staff give its assurance that it will not recommend the Commission take enforcement action against the Fund or the Affiliate under Section 17(a)(1), Section 17(d) or Section 12(d)(3) of the 1940 Act, or rules thereunder, if the Affiliate and the Fund enter into the Amendment as described above.

If you have any questions or other communications concerning this matter, please call the undersigned at 215.963.5037.

Very truly yours,



Timothy W. Levin

cc: Timothy D. Barto, Esq.

END